Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS

Second Quarter 2014 Summary

•	Consolidated sales rose 4% to $33.2 million from $31.9 million in Q2 2013.

	•	Suttle sales grew 37% from Q2 2013

	•	Transition Networks sales rose 11% from Q2 2013

	•	JDL Technologies sales declined 65% from Q2 2013

•	Gross profit improved to $12.1 million, or 36.4% of revenues, from $11.5 million, or 36.1% of revenues, in Q2 2013.

•	Operating income was $2.4 million compared to $2.6 million in Q2 2013.

	•	Suttle operating income grew $1.8 million to $2.9 million

	•	Transition Networks declined $0.3 million to an operating loss of $0.2 million

	•	JDL Technologies declined $1.6 million to an operating loss of $0.3 million

•	Net income was $1.4 million, or $0.17 per diluted share, compared to net income of $1.6 million, or $0.19 per diluted share, in Q2 2013.

•	At June 30, 2014, cash, cash equivalents, and investments were $31.5 million.

Minnetonka, MN – August 6, 2014 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the second quarter ended June 30, 2014 (Q2 2014), including a discussion of results of operations by segment.

CSI’s Interim Chief Executive Officer Roger H.D. Lacey commented, “Our results for the second quarter reflect continuing growth at Suttle, which achieved large gains in revenues, gross margin and operating income, and significant progress at Transition Networks and JDL Technologies in repositioning for their future growth. We will continue to implement our previously announced recovery plan over the next several quarters.

“Revenues at Suttle increased on both a year-over-year and sequential quarterly basis due in large part to sales from core high-speed copper connectivity products and from new FTTx (fiber to the home or node) product platforms that we commenced shipping in April to a Tier 1 carrier. Suttle’s performance should continue to improve throughout 2014, because of further sales of these and other recently developed products. Suttle also recently introduced MediaMAX™, a new brand of products that meet the growing need for wired and wireless high-speed, high-quality triple play connectivity to all areas of the home and small office, while lowering total cost of ownership. Revenues at Transition Networks also increased on both a year-over-year and sequential quarterly basis. Transition Networks remains focused on repositioning its business and the continued refinement of its strategy should be evident in succeeding quarters. Results at JDL Technologies continued to reflect reduced federal and local funding for educational IT investments, particularly as the E-Rate program is undergoing extensive modernization. We are continuing to refine JDL Technologies’ business model to reduce its dependence on government funding, pursuing opportunities to provide managed services and other network services.”

Mr. Lacey concluded, “We ended the quarter in a strong financial position, which will help support our ongoing growth initiatives. CSI’s balance sheet at June 30, 2014 included cash, cash equivalents, and investments of $31.5 million, working capital of $61.8 million, and stockholders’ equity of $87.9* million.” [Revised]

Segment Financial Overview

See the Form 10Q to be filed on August 7, 2014 for more details of the quarter.

CSI operates through the following business units:

•

Suttle manufactures and markets copper and fiber connectivity systems, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;

•

Transition Networks manufactures network interface devices (NIDs), media converters, network interface cards (NICs), Ethernet switches, and other connectivity products that offer customers the ability to affordably integrate fiber optics into any data network; and

•

JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation, HIPAA-compliant IT solutions, and converged infrastructure configuration and deployment.

Suttle

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Sales	$19,006,000	$13,852,000	$31,889,000	$26,265,000
Gross profit	6,275,000	3,862,000	9,765,000	7,178,000
Operating income	2,917,000	1,135,000	3,270,000	1,823,000

Q2 2014 sales rose 37% from Q2 2013, due to revenue generated from new FTTx product platforms. Sales to communication service providers rose 50% to $16 million from $10.6 million in Q2 2013, and comprised 84% of total segment revenues, up from 77% in Q2 2013. This increase was due to growth in core high-speed copper connectivity products and success in securing new business in multiple FTTx domains.

Gross margin in Q2 2014 rose 62% to $6.3 million, or 33% of sales, from $3.9 million, or 28% of sales, in Q2 2013. This was the result of the introduction of new FTTx products, focused value engineering and cost optimization efforts, and economies of scale.

Transition Networks

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Sales	$11,567,000	$10,462,000	$21,317,000	$21,275,000
Gross profit	5,386,000	5,675,000	10,092,000	11,396,000
Operating (loss) income	(223,000)	103,000	(935,000)	(221,000)

Q2 2014 sales rose 11% from Q2 2013. Sales in North America increased 12% to $8.2 million due to improving conditions at key customers, and Rest of World sales rose 19% to $2.2 million primarily due to higher sales in Latin America. These improvements more than offset an 11% sales decline in Europe, Middle East, Africa (EMEA).

Gross margin decreased 5% to $5.4 million, or 47% of sales, from $5.7 million, or 54% of sales, in Q2 2013, due to unfavorable product mix and pricing pressure.

JDL Technologies

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Sales	$2,635,000	$7,623,000	$5,202,000	$11,850,000
Gross profit	433,000	1,991,000	1,224,000	2,731,000
Operating (loss) income	(288,000)	1,328,000	(181,000)	1,336,000

Results at JDL Technologies continue to be affected by the federal government’s decision to withhold all priority two E-Rate funding this year, as the E-Rate program undergoes an extensive modernization project that will affect most key elements in the program. The E-Rate program was developed to assist schools and libraries in the United States in obtaining affordable telecommunications and Internet access.

Sales declined 65% to $2.6 million in Q2 2014 from $7.6 million in Q2 2013. Reflecting JDL Technologies’ ongoing initiative to expand its reach in the South Florida commercial market, sales to small-and medium-sized commercial businesses (SMBs) increased by 36% to $0.6 million in Q2 2014 from $0.4 million in Q2 2013.

Q2 2014 gross margin declined 78% to $0.4 million, or 16% of sales, from $2.0 million, or 26% of sales, in Q2 2013, primarily due to a change in revenue mix led by an increase in infrastructure sales to Broward County Public Schools, where margins have tended to be lower.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward- Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are indicated from time to time in the Company’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Ed Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Thomas Mei
Interim Chief Executive Officer	Associate
952-996-1674	212-836-9614
tmei@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013
Sales	$33,208,977	$31,936,602
Gross margin	12,093,768	11,528,317
Operating income	2,405,521	2,566,850
Income before income taxes	2,275,325	2,577,830
Income tax expense	837,842	939,273
Net income	$1,437,483	$1,638,557

Basic net income per share	$0.17	$0.19
Diluted net income per share	$0.17	$0.19
Cash dividends per share	$0.16	$0.16

Average basic shares outstanding	8,621,387	8,537,369
Average dilutive shares outstanding	8,644,505	8,540,965

Selected Balance Sheet Data

	Unaudited
	June 30, 2014	December 31, 2013

Total assets	$103,798,702	$103,532,741
Cash, cash equivalents and investments	31,453,200	29,722,412
Working capital	61,766,500	70,599,599
Property, plant and equipment, net	16,255,766	14,941,492
Long-term liabilities	1,503,611	1,837,848
Stockholders’ equity	87,880,487	88,622,043